Exhibit 4.16

Third Extension to the Cooperation Agreement

The third extension to the Cooperation Agreement (hereinafter referred to as the “Third Extension”) is celebrated on August 31, 2021, by and between:

Banco de Chile (“Banco de Chile”), a validly constituted and existing public stock corporation under the laws of the Republic of Chile; and

Citigroup Inc. (“Citigroup”) a duly constituted and validly existing company in accordance with the laws of the State of Delaware, United States of America; Banco de Chile and Citigroup together the “Parties” and individually a “Party”.

BACKGROUND

I. - On October 22, 2015, the Parties entered into a Cooperation Agreement, valid from January 1, 2016 (the “Cooperation Agreement”), for the purpose of, among other things, regulate certain common aspects of the direct relationship that Banco de Chile and its subsidiaries, on the one hand, and Citigroup and its subsidiaries, on the other hand, will have under certain contracts between the Parties, which are the Global Connectivity Agreement (the “Connectivity Agreement”) and the Trademark License Agreement (“TMLA”), both dated October 22, 2015 and effective January 1, 2016 (both contracts, together with the Cooperation Agreement, the “Relevant Contracts”) and the Master Services Agreement dated 26 January 2017, effective 1° January 2017 (“MSA”).

II. - On August 24, 2017, the Parties signed an Extension to the Cooperation Agreement according to which the term of the Relevant Contracts and MSA was extended for a period of two years from January 1, 2018, that is, until January 1, 2020, with the Parties entitled to agree on additional extensions under the terms set out in the Cooperation Agreement.

III. - On November 29, 2019, the Parties entered into an Amended and Restated Trademark License Agreement (“New TMLA”) and an Amended and Restated Master Services Agreement (“New MSA”).

IV. - On November 29, 2019, the Parties entered into a Second Extension to the Cooperation Agreement according to which the Parties agreed that, from the date of validity of the Second Extension, (i) the New TMLA and the New MSA completely modified and replaced the TMLA and MSA, (ii) the New TMLA was considered by the Parties as one of the Relevant Contracts, together with the Connectivity Contract and the Cooperation Contract, and (iii) the validity of the Relevant Contracts and the New MSA was extended for a period of two years from 1 January 2020, that is, until 1 January 2022, with the Parties entitled to agree on additional extensions under the terms set out in the Cooperation Agreement.

IV. - The Parties have agreed (i) to extend the Cooperation Agreement as follows and (ii) to enter into an Amended and Restated Master Services Agreement (“MSA 2021”).

PURSUANT TO THE FOREGOING, and taking into consideration the background and the terms and conditions set forth in this instrument and for other onerous consideration received by both Parties, the receipt of which the Parties confirm with this amendment, and with the intention that the Parties shall be bound by the agreements defined herein, the Parties agree as follows:

CLAUSES

First. Definitions. The undefined capital words used in this instrument shall have the meaning assigned to them in the Cooperation Agreement.

Second. MSA 2021. The Parties agree that, as of the effective date of this Third Extension, MSA 2021 modifies and replaces the New MSA in its entirety.

Third. Extension. In accordance with Clause Six of the Cooperation Agreement, the Parties agree to extend the Relevant Contracts and MSA 2021 for a period of two years from 1 January 2022 until 1 January 2024. The Parties also agree that they may continue to extend the Relevant Contracts and MSA 2021 in accordance with the renewal procedure and for the periods set out in Clause Six of the Cooperation Agreement as often as the Parties agree. If this does not occur, the Relevant Contracts and MSA 2021 shall be extended for a period of one year from 1° January 2024 until 1° January 2025, on which date they shall expire, without formality.

For the record, the third and fourth paragraphs of clause 6 of the Cooperation Agreement remain unchanged.

Fourth. Validity. This Third Extension shall enter into effect from 1 January 2022 and upon receipt by e-mail of each copy signed by each Party.

Fifth. Scope. In all matters not modified by this instrument, the Cooperation Agreement remains in full force.

Sixth. Applicable Law and Jurisdiction. The Parties agree that Clause Seventh letter (n) “Applicable Law and Jurisdiction” of the Cooperation Agreement applies to this Amendment.

Seventh. Counterparts. This Third Extension may be signed in any number of copies, each of which shall be considered as an original, and shall have the same effect as if the signatures contained therein were within the same instrument, but each and every such copy together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto subscribe to this Third Extension through their duly authorized representatives on the date indicated in the foreword hereto.

CITIGROUP INC.

By:	/s/ Ernesto Torres Cantú
Ernesto Torres Cantú
CEO, Latin America

BANCO DE CHILE

By:	/s/ Eduardo Ebensperger Orrego
Eduardo Ebensperger Orrego
CEO